Exhibit 14.1

Code of Ethics for the Chief Executive Officer, Senior Financial Officers and

All Accounting and Financial Personnel

One of Lydall’s core values is the ethical and professional conduct of finance personnel worldwide. Based on their roles and responsibilities, finance personnel have an obligation to ensure that all stakeholders’ interests are appropriately balanced, protected and preserved. This code sets forth the fundamental principles to which Lydall finance personnel are expected to adhere and uphold. Finance personnel are expected to unequivocally abide by this code as well as all other applicable Lydall policies and procedures relating to areas covered by this code. Any violations of this code may result in disciplinary action as appropriate.

All Lydall financial personnel will:

1.	Act with honesty and integrity in good faith, with due care, competence and diligence.

2.	Comply with laws, rules and regulations of federal, state, provincial and local governments, and other appropriate regulatory agencies.

3.	Promote an environment of truthful disclosure and honesty.

4.	Avoid actual or apparent conflicts of interest between personal and professional relationships and consult the Company policy or contact the Legal Department regarding conflict situations as they arise.

5.	Maintain skills and knowledge important and relevant to their position.

6.	Responsibly use and safeguard Company assets entrusted to them.

7.	Report information that is accurate, complete, fairly stated, timely and understandable without misrepresenting or omitting material facts, including material information that may effect the Company’s public filings.

8.	Respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of their work will not be used for personal advantage.

9.	Promptly report any violation of: (i) applicable laws, (ii) this Code or the Company’s Code of Ethics and Business Conduct or (iii) fraud to an appropriate Finance manager, a member of the Disclosure Committee or a member of the Audit Review Committee, which can be done, if preferred, on an anonymous basis on the employee alert line.

10.	Promptly report any significant deficiencies in internal controls to an appropriate Finance manager, a member of the Disclosure Committee or a member of the Audit Review Committee, which can be done, if preferred, on an anonymous basis on the employee alert line.

11.	Proactively promote ethical behavior in the work environment.

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code up to and including termination. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

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